Mail Stop 3561

June 18, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Jerry W. Grizzle
Chief Executive Officer
AMS Health Sciences, Inc.
711 N.E. 39th Street
Oklahoma City, Oklahoma 73105

      Re: **AMS Health Sciences, Inc.**
                Form 10-KSB for the fiscal year ended December 31, 2006
                Filed March 30, 2007
                Form 10-QSB for the quarterly period ended June 30, 2007
                Filed August 14, 2007
                File No. 001-13343

Dear Mr. Grizzle:

      We issued comments to you on the above captioned filings on November 1, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 30, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by June 30, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Mr. Jerry W. Grizzle
AMS Health Sciences, Inc.
June 18, 2008
Page 2

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3849 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant